

June 30, 2010

Mr. Dale Schnittjer
Teledyne Technologies Inc.
1049 Camino Dos Rios
Thousand Oaks, CA 91360-2362

Re: **Teledyne Technologies Inc.**
Form 10-K for the fiscal year ended January 3, 2010
Filed March 2, 2010
Definitive Proxy Statement
Filed March 8, 2010
Form 10-Q for the quarterly period April 4, 2010
Filed May 7, 2010
File No. 1-15295

Dear Mr. Schnittjer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended January 3, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

1. Commensurate with Commission guidance regarding Management's Discussion and Analysis, we believe you should enhance the disclosure you have provided under Item 303 of Regulation S-K. In future filings, please expand your MD&A disclosure to include an executive level "Overview" section that that provides context for the remainder of the MD&A discussion. Identify the factors that management focuses on in evaluating the financial condition and operating performance of your business. Please focus the general emphasis of the overview on the discussion and analysis of known

trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting estimates.

Results of Operations, 2009 Compared with 2008, page 41

2. We note that throughout this section you attribute the decrease from 2008 to 2009 in various line items as due to "lower sales." For example, on page 42, you state that the decrease in sales, segment operating profit, and cost of sales were all due to "lower sales." In future filings, in addition to identifying the factor(s) leading to the decline, please also analyze the reasons underlying the decline when the reasons are material and determinable and quantify the impact of these reasons where practicable. Further, in future filings, discuss whether you believe these factors are the result of a trend and, if so, whether you expect it to continue and how it may impact your planned acquisitions, your available liquidity, or any other factors. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Financial Condition, Liquidity and Capital Resources, page 49

3. We note on page 49 that your revolving credit agreement requires you to comply with various financial and operating covenants, including maintaining certain consolidated leverage and interest coverage ratios, as well as minimum net worth levels and limits on acquired debt. In addition, we note that you have recently entered into a Note Purchase Agreement in connection with a private placement that contains similar restrictive covenants. In your next Form 10-Q, please consider the impact of these, or any other, covenants on your ability to undertake additional debt or equity financing. If the covenants are reasonably likely to limit your ability to undertake financing to a material extent, please discuss the covenants in question and the consequences of the limitation to your financial condition and operating performance. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Policies, page 57
Accounting for Business Combinations, Goodwill, Acquired Intangible Assets and Other Long-Lived Assets, page 59

4. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders' equity, please identify and provide the following disclosures for each such reporting unit in future filings:
   - The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
   - The amount of goodwill allocated to the unit.
   - A description of the material assumptions that drive estimated fair value.
   - A discussion of any uncertainties associated with each key assumptions.

- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

  If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose that determination in future filings. Reference Item 303 of Regulation S-K.

5. Please revise future filings to include a more specific and comprehensive discussion regarding how you consider current events and circumstances in determining whether it is necessary to test your long-lived assets for recoverability. If an analysis is conducted in a given period, please include a specific and comprehensive discussion regarding the results of that analysis.

Disclosure Controls and Procedures, page 63

6. We note that your Chief Executive Officer and Chief Financial officer have concluded that your disclosure controls and procedures, as of January 3, 2010, are effective. However, you state that your "disclosure controls and procedures are designed to provide *reasonable* assurance that information required to be disclosed by [you] in such reports is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure." In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level.

Consolidated Statements of Cash Flows, page 75

7. In future filings, please revise the operating activity section of your statements of cash flows to begin the reconciliation with consolidated net income as required by ASC 230-10-45-28.

Note 13. Business Segments, page 99

8. Please provide us with a comprehensive discussion regarding the number and nature of your operating segments and clarify if and how these operating segments are aggregated into your reportable segments. In addition, please demonstrate to us how you determined that any aggregation is appropriate and complies with ASC 280-10-50-11.

9. Please revise future filings to disclose revenue by product line as required by ASC 280-10-50-40.

Exhibits, page 106

10. We note that you incorporate the Credit Agreement, Exhibit 10.23, by reference to a previously filed Exchange Act filing. However, it does not appear that you filed all the

exhibits and schedules to this agreement when you initially filed it. If these exhibits and schedules have been filed previously, please advise us as to where they are located. Otherwise, in your next Exchange Act filing, please file the full Credit Agreement, including all exhibits and schedules. Refer to Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Definitive Proxy Statement

Risks Related to Compensation Policies and Practices, page 5

11. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Annual Incentive Plan, page 26

12. Please explain how you determined the size of the pool that funds the awards under the AIP.

13. Please provide a clear explanation of how the Personnel and Compensation Committee determined actual payouts under the AIP. Explain the correlation between performance, as determined through application of the various components and methodologies utilized for purposes of determining awards under AIP, and the payouts actually made to each of the named executive officers. Consider the use of an illustrative example to demonstrate how the Personnel and Compensation Committee derives the payouts reported in column (g) of the Summary Compensation Table.

14. We note your disclosure on page 28 that the Personnel and Compensation Committee made upward discretionary adjustments to the Annual Incentive Plan awards for certain named executive officers, but that others, such as Mr. Geveden, did not receive an upward discretionary adjustment. Please provide more detail regarding the factors the Personnel and Compensation Committee considered in determining whether to make upward discretionary adjustments. See Item 402(b)(2)(v)-(vi) of Regulation S-K.

Form 10-Q for the quarterly period ended April 4, 2010

Financial Condition, Liquidity and Capital Resources, page 17

15. We note that your credit facility and the Notes Purchase Agreement you refer to in your Form 8-K dated May 12, 2010 contain financial covenants. Please revise future filings to present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation may allow investors to more easily understand your current

status and future ability to meet your covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin at (202) 551-3747 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot at (202) 551-3442 or Jay Ingram at (202) 551-3397 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant